For immediate release

MITTAL STEEL COMPANY N.V. REPORTS FIRST QUARTER

2006 RESULTS

Rotterdam, May 12, 2006 - Mittal Steel Company N.V. (“Mittal Steel” or “the Company”), the world’s largest and most global steel company, today announced results for the three months ended March 31, 2006.

Highlights:

•	Strong results higher than guidance-reflecting an improved operating environment

•	EPS up 15% from Q405

•	Operating income in Q106 up 17% from Q405

•	In Q206, we expect operating income to increase at a rate higher than the Q106/Q405 increase

•	Operating conditions expected to further improve in Q306

(US dollars in millions except per share and shipment data)

	1Q 2006	4Q 2005	1Q 2005
Shipments (000’ST)	15,597	13,642	10,379
Sales	$8,430	$7,054	$6,424
Operating income	1,017	871	1,719
Net income	743	650	1,147
Basic Earnings Per Share	1.06	0.92	1.78

The results for 2005 include Mittal Steel USA ISG Inc. (“ISG”), formerly International Steel Group, from April 15, 2005, and the results of Mittal Steel Kryviy Rih, formerly Kryvorizhstal, from November 26, 2005. As a result, prior period results are not entirely comparable.

Commenting, Lakshmi N Mittal, Chairman and CEO Mittal Steel Company, said:

“We are pleased to report a good performance this quarter, despite bottom-cycle market conditions in Africa and Asia.  This performance has been underpinned by over 50% quarter – on – quarter growth in operating income of our American and European businesses.

We expect the market recovery to continue in the second and third quarter of 2006, supported by improvements in the Asian market. Mittal Steel is well placed to capitalize on this trend which should generate further earnings momentum. We anticipate that the improvements in market conditions will drive significant growth in operating income in the second quarter and this momentum can be expected to continue into the third quarter.

Meanwhile our offer for Arcelor is expected to go live shortly and we are resolute in our determination to pursue this to a successful conclusion.”

FIRST QUARTER 2006 EARNINGS ANALYST CONFERENCE CALL

Lakshmi N. Mittal, Chairman and Chief Executive Officer, Aditya Mittal, President and Chief Financial Officer, Malay Mukherjee, Chief Operating Officer, Michael Pfitzner, Director Marketing and Julien Onillon, Director Investor Relations will host a conference call for members of the investment community to discuss the Company’s financial results and general business operations at 9:30 AM New York time / 2:30 PM London time on Friday, May 12, 2006. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Date: Friday, May 12, 2006

Time: 9:30 AM New York Time / 2:30 PM London Time

Dial-In Number from within the U.S.: +1-617-597-5326

Dial-In Number from within the U.K.: +44-20-7365-8426

Pass code: Mittal Steel

For individuals unable to participate in the conference call, a telephone replay will be available until May 17, 2006 at:

Replay Number from within the U.S.: +1 617 801 6888

Replay Number from within the U.K.: +44 20 7365 8427

Pass code: 14779875

A web cast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. Real Player or Windows Media Player will be required in order to access the web cast.

FIRST QUARTER 2006 EARNINGS MEDIA CONFERENCE CALL

Lakshmi N. Mittal, Chairman and Chief Executive Officer and Aditya Mittal, President and Chief Financial Officer will host a conference call for members of the media community to discuss the Company’s financial results and general business operations at 12 PM London time on Friday, May 12, 2006. The conference call will include a brief question and answer session. The conference call information is as follows:

Date: Friday, May 12, 2006

Time: 12 PM London Time

Dial-In Number from within the U.S.: +1-617-614-2713

Dial-In Number from within the U.K.: +44-20-7365-8426

Pass code: Mittal Steel

For individuals unable to participate in the conference call, a telephone replay will be available until May 19, 2006 at:

Replay Number from within the U.S.: +1-617-801-6888

Replay Number from within the U.K.: +44-20-7365-8427

Pass code: 62274469

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.

For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.	Mittal Steel Company N.V.
Julien Onillon,	Thomas A. McCue,
Director, Investor Relations	Director, North American Investor Relations
+44 (0)20 7543 1136	(and Treasurer Mittal Steel USA)
+1 219 399 5166
Mittal Steel Company N.V.
Do-hyun AN,
Manager, Investor Relations
+44 (0)20 7543 1150

MITTAL STEEL COMPANY N.V. REPORTS

FIRST QUARTER 2006 RESULTS

Mittal Steel Company N.V. (NYSE: MT; AEX: MT), net income for the three months ended March 31, 2006, was $743 million or $1.06 per share, as compared with net income of $650 million or $0.92 per share for the three months ended December 31, 2005, and $1.1 billion or $1.78 per share for the three months ended March 31, 2005.

Consolidated sales and operating income for the three months ended March 31, 2006, were $8.4 billion and $1.0 billion, respectively, as compared with $7.1 billion and $871 million, respectively, for the three months ended December 31, 2005, and as compared with $6.4 billion and $1.7 billion, respectively, for the three months ended March 31, 2005.

Total steel shipments1 for the three months ended March 31, 2006, were 15.6 million tons as compared with 13.6 million tons for the three months ended December 31, 2005, and 10.4 million tons for the three months ended March 31, 2005.

Group inter-company transactions have been eliminated in financial consolidation. The financial information has been prepared based on accounting principles generally accepted in the United States of America (“US GAAP”).

Analysis of operations

The following analysis of operations includes Mittal Steel USA ISG Inc. (“ISG”), formerly International Steel Group, from April 15, 2005, and the results of Mittal Steel Kryviy Rih, formerly Kryvorizhstal (Ukraine), from November 26, 2005. As a result, prior period results are not entirely comparable.

Steel shipments in the three months ended March 31, 2006, were higher by 14% as compared with the three months ended December 31, 2005, primarily due to improved market conditions for our products and the consolidation of Mittal Steel Kryviy Rih for the full quarter (9% higher excluding Mittal Steel Kryviy Rih). Steel shipments for the three months ended March 31, 2006, were 50% higher as compared with the three months ended March 31, 2005, due to the inclusion of ISG and Mittal Steel Kryviy Rih (excluding ISG and Mittal Steel Kryviy Rih, shipments were flat).

Average selling prices in the three months ended March 31, 2006, remained flat as compared with the three months ended December 31, 2005 (2% higher excluding Mittal Steel Kryviy Rih). Average selling prices in the three months ended March 31, 2006, were lower by 9% as compared with the three months ended March 31, 2005 (13% lower excluding ISG and Mittal Steel Kryviy Rih).

Average cost of sales (excluding depreciation) per ton during the three months ended March 31, 2006, remained flat as compared with the three months ended December 31, 2005 (3% higher excluding Mittal Steel Kryviy Rih). Average cost of sales (excluding depreciation) per ton during the three months ended March 31, 2006, was higher by 9% as compared with the three months ended March 31, 2005, primarily due to an increase in the cost of inputs (3% higher excluding ISG and Mittal Steel Kryviy Rih).

Selling, general and administrative expenses in the three months ended March 31, 2006, increased by 3% as compared with the three months ended December 31, 2005, primarily due to mergers and acquisition related expenses amounting to $40 million. Selling, general and administrative expenses in the three months ended March 31, 2006, increased by 15% as compared with the three months ended March 31, 2005, primarily due to the inclusion of ISG, Mittal Steel Kryviy Rih and mergers and acquisitions related expenses.

Other operating income for the three months ended March 31, 2006, was $19 million which includes $31 million of CO2 emission sales in Europe. There was no other operating income for the three months ended December 31, 2005 and March 31, 2005.

_________________________

 1 Total steel shipments include inter-company shipments.

Operating income for the three months ended March 31, 2006, was $1.0 billion as compared with $871 million for the three months ended December 31, 2005. Operating income for the three months ended March 31, 2005, was $1.7 billion.

Other income (expense)-net for the three months ended March 31, 2006, was $7 million as compared with $27 million for the three months ended December 31, 2005. Other income (expense)-net for the three months ended March 31, 2005, was $5 million.

Income from equity method investments for the three months ended March 31, 2006, was $25 million as compared with $3 million for the three months ended December 31, 2005, and $15 million for the three months ended March 31, 2005. Income from equity method investments for the three months ended March 31, 2006, includes income from affiliates of our South African and Polish subsidiaries, and China (Hunan Valin).

Net interest expense at Mittal Steel Company N.V. for the three months ended March 31, 2006, increased to $110 million as compared with $91 million for the three months ended December 31, 2005, primarily due to the full quarter effect of interest on debt incurred to finance the Mittal Steel Kryviy Rih acquisition, as well as the increase in base interest rates. Net interest expense for the three months ended March 31, 2006, was higher as compared with $33 million for the three months ended March 31, 2005, primarily due to the increased indebtedness relating to the acquisition of, and assumption of debt at, ISG and Mittal Steel Kryviy Rih.

Mittal Steel Company N.V.’s income tax expense for the three months ended March 31, 2006, amounted to $116 million as compared with $92 million for the three months ended December 31, 2005. The effective tax rate for the three months ended March 31, 2006, was 12% as compared with 11% for the three months ended December 31, 2005. The effective tax rate of 12% for three months ended March 31, 2006 is primarily due to the release of valuation allowances of $107 million. Income tax expense for the three months ended March 31, 2005, amounted to $397 million, with an effective tax rate of 23%.

Net income for the three months ended March 31, 2006, increased to $743 million as compared with the three months ended December 31, 2005, of $650 million. Net income for the three months ended March 31, 2006, was lower as compared with the three months ended March 31, 2005, of $1.1 billion, owing to the reasons discussed above.

Americas

Total steel shipments in the Americas region were 6.8 million tons in the three months ended March 31, 2006, as compared with 6.2 million tons for the three months ended December 31, 2005, primarily due to improved market conditions for our products. Total steel shipments were higher in the three months ended March 31, 2006, as compared with 3.0 million tons for the three months ended March 31, 2005, primarily due to the inclusion of ISG. Excluding the impact of ISG, total steel shipments were lower in the three months ended March 31, 2006, at 2.8 million tons as compared with 3.0 million tons for the three months ended March 31, 2005.

Sales were higher at $4.1 billion for the three months ended March 31, 2006, as compared with $3.7 billion for the three months ended December 31, 2005, due to improved market conditions. Sales were higher in the three months ended March 31, 2006, as compared with $1.9 billion for the three months ended March 31, 2005, primarily due to the inclusion of ISG. Excluding the impact of ISG, sales were lower at $1.5 billion in the three months ended March 31, 2006, as compared with $1.9 billion for the three months ended March 31, 2005.

Operating income was higher at $340 million for the three months ended March 31, 2006, as compared with $225 million for the three months ended December 31, 2005, primarily due to higher volumes and higher average selling prices, partly offset by higher costs. Operating income for the three months ended March 31, 2006, was lower as compared with $568 million for the three months ended March 31, 2005, primarily due to higher costs. Excluding the impact of ISG, operating income was lower at $122 million for the three months ended March 31, 2006, as compared with $568 million for the three months ended March 31, 2005.

Europe

Total steel shipments in the European region were 5.8 million tons for the three months ended March 31, 2006, as compared with 4.6 million tons for each of the three months ended December 31, 2005 and March 31, 2005. Excluding Mittal Steel Kryviy Rih, total steel shipments in the European region were 4.6 million tons for the three months ended March 31, 2006, as compared with 4.1 million tons for the three months ended December 31, 2005. (Mittal Steel Kryviy Rih was not included in the results for the three months ended March 31, 2005).

Sales were higher at $2.9 billion in the three months ended March 31, 2006, as compared with $2.0 billion for the three months ended December 31, 2005 and lower than $3.0 billion for the three months ended March 31, 2005. Excluding Mittal Steel Kryviy Rih, sales were higher at $2.5 billion in the three months ended March 31, 2006, as compared with $1.8 billion for the three months ended December 31, 2005, due to improved market conditions.

Operating income was higher at $344 million for the three months ended March 31, 2006 as compared with $173 million for the three months ended December 31, 2005, primarily due to higher volumes, higher selling prices and lower costs. Operating income for the three months ended March 31, 2006 also includes $56 million from the reduction of customer rebates. Excluding Mittal Steel Kryviy Rih, operating income was higher at $284 million for the three months ended March 31, 2006, as compared with $171 million for the three months ended December 31, 2005. Operating income for the three months ended March 31, 2006, was lower as compared with $492 million for the three months ended March 31, 2005. Excluding Mittal Steel Kryviy Rih, operating income was lower at $284 million for the three months ended March 31, 2006, as compared with $492 million for the three months ended March 31, 2005.

Asia & Africa

Total steel shipments in the Asia & Africa region were 3.0 million tons in the three months ended March 31, 2006, as compared with 2.8 million tons for each of the three months ended December 31, 2005 and March 31, 2005.

Sales were higher at $1.9 billion in the three months ended March 31, 2006, as compared with $1.8 billion for the three months ended December 31, 2005. Sales were lower in the three months ended March 31, 2006, as compared with $2.0 billion for the three months ended March 31, 2005.

Operating income was lower at $282 million for the three months ended March 31, 2006, as compared with $477 million for the three months ended December 31, 2005, primarily due to increased costs and lower selling prices, partly offset by higher shipments. Operating income for the three months ended March 31, 2006, was lower as compared with $632 million for the three months ended March 31, 2005, for the same reasons.

Liquidity / Capital resources

The Company’s liquidity position remains strong. As of March 31, 2006, the Company’s cash and cash equivalents including restricted cash and short-term investments were $2.2 billion ($2.1 billion at December 31, 2005, and $2.7 billion at March 31, 2005). In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $2.3 billion at March 31, 2006, as compared with $1.5 billion at December 31, 2005. The increase in availability is mainly due to the Company’s new five-year $800 million Committed Multicurrency Letter of Credit and Guarantee Facility, which became effective in January 2006. The facility is being used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees.

As of March 31, 2006, net cash provided by operating activities was $388 million, as compared with $1.1 billion for the three months ended December 31, 2005, primarily due to the increase in accounts receivables, due to higher sales. Net working capital (inventory plus accounts receivable plus prepaid expenses minus accounts payable minus accrued expenses and other liabilities) increased by $565 million. Excluding the working capital change as discussed above, the cash flow from operations would be $953 million.

As of March 31, 2006 the Company’s net debt (which includes long-term debt plus short-term debt less cash and cash equivalents, short term investments and restricted cash) remained flat as compared to December 31, 2005 at $6.2 billion.

Capital expenditure during the three months ended March 31, 2006, was $263 million as compared with $416 million for the three months ended December 31, 2005, and $205 million for the three months ended March 31, 2005.

Depreciation during the three months ended March 31, 2006, was $287 million as compared with $259 million for the three months ended December 31, 2005 (primarily due to inclusion of Mittal Steel Kryviy Rih results for a full three months). Depreciation during the three months ended March 31, 2006, was higher as compared with $163 million for the three months ended March 31, 2005 (primarily due to inclusion of ISG and Mittal Steel Kryviy Rih).

As previously announced, Mittal Steel will pay a US$ 0.125 quarterly dividend on June 15, 2006.

During the three months ended March 31, 2006, Mittal Steel paid interim dividends of $136 million (including $48 million of dividends paid to minority shareholders at Mittal Steel’s South African subsidiary). During the three months ended December 31, 2005, Mittal Steel paid interim dividends of $143 million.

On January 30, 2006, the Company entered into a €5 billion (approximately $6 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs.

On January 30, 2006, the Company entered into a €3 billion (approximately $3.6 billion) credit agreement with the same group of lenders to refinance the debt incurred to finance the Mittal Steel Kryviy Rih acquisition.

On January 19, 2006, Moody's Investors Services affirmed Mittal Steel's Corporate Family Rating at Baa3 and upgraded Mittal Steel's senior unsecured rating to Baa3 from Ba1. At the same time, Moody's upgraded certain debt instruments issued by Ispat Inland and Mittal Steel USA ISG.

Following the announcement of Mittal Steel's offer for Arcelor, Moody's Investors Service placed Mittal Steel's Baa3 Corporate Family Rating, as well as the Ba1 ratings of the debt of its subsidiaries, on credit review for possible downgrade, and Standard & Poor's Rating Services placed its BBB+ long-term credit rating for Mittal Steel on credit watch with negative implications. Fitch has also placed Mittal Steel's credit rating on negative ratings watch.

Recent Developments

•

On April 1, 2006, Ispat Inland ULC redeemed $150 million of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010. The floating rate notes were redeemed at a price of 103.0% of the principal amount (the call premium of $4.5 million has been included in the first quarter 2006 results).

•

On April 4, 2006, Mittal Steel signed a $200 million loan agreement with the European Bank for Reconstruction and Development, for on lending to Mittal Steel Kryviy Rih. The loan has a maturity of seven years and bears interest based on LIBOR plus a margin based on a ratings grid.

•

On April 20, 2006, the Pension Benefit Guaranty Corporation (“PBGC”) converted the entire $35 million outstanding principal amount plus accrued interest into 1,268,719 class A common shares of Mittal Steel.

•

On April 28, 2006, a fire halted production in one of the steelmaking shops at Mittal Steel USA Indiana Harbor facility in East Chicago, USA. The current assessment indicates that steel production will be down by approximately 200,000 tons. The damage to equipment and losses associated with business interruption in excess of the Company’s deductible is expected to be covered by insurance. We expect our customer commitment to remain unaffected.

Outlook for second quarter 2006

For the second quarter of 2006 (as compared to the first quarter of 2006), we expect shipments to increase significantly, average selling prices to increase slightly, and cost of sales to remain flat.  We expect operating income to increase at a rate higher than the first quarter 2006/fourth quarter 2005 increase.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

		As of
	March 31,	December 31,	March 31,
In millions of US dollars	2006	2005	2005
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 2,051	$ 2,035	$ 2,171
Restricted cash	85	100	560
Short-term investments	15	14	1
Trade accounts receivable – net	2,957	2,287	2,085
Inventories	5,839	6,036	4,209
Prepaid expenses and other current assets	1,116	1,040	738
Deferred tax assets	174	200	246
Total Current Assets	12,237	11,712	10,010

Property, plant and equipment – net	15,555	15,539	7,277
Investments in affiliates and joint ventures	1,178	1,187	682
Deferred tax assets	885	785	789
Goodwill and intangible assets	1,671	1,439	104
Other assets	357	380	311
Total Assets	$31,883	$31,042	$19,173

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$ 376	$ 334	$ 369
Trade accounts payable	2,482	2,504	1,743
Dividend payable	-	-	1,375
Accrued expenses and other current liabilities	2,701	2,661	2,250
Deferred tax liabilities	140	116	32
Total Current Liabilities	5,699	5,615	5,769

Long-term debt, net of current portion	7,940	7,974	1,508
Deferred tax liabilities	1,445	1,602	928
Deferred employee benefits	2,634	2,506	1,936
Other long-term obligations	1,385	1,361	728
Total Liabilities	19,103	19,058	10,869

Minority Interest	1,904	1,834	1,719
Shareholders’ Equity
Common shares	60	60	59
Treasury stock	(110)	(111)	(117)
Additional paid-in capital	2,458	2,456	548
Retained earnings	8,543	7,891	5,886
Accumulated other comprehensive income (loss)	(75)	(146)	209
Total Shareholders’ Equity	10,876	10,150	6,585
Total Liabilities and Shareholders’ Equity	$31,883	$31,042	$19,173

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

	Three Months Ended
In millions of US dollars, except shares, per share and shipment data	March 31, 2006	December 31, 2005	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
STATEMENTS OF INCOME DATA
Sales	$8,430	$7,054	$6,424
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	6,854	5,642	4,289
Depreciation	287	259	163
Selling, general and administrative expenses	291	282	253
Other operating (income)	(19)	-	-
	7,413	6,183	4,705
Operating income	1,017	871	1,719
Operating margin	12.1%	12.3%	26.8%
Other income (expense) – net	7	27	5
Income from equity method investments	25	3	15
Financing costs:
Interest (expense)	(130)	(114)	(58)
Interest income	20	23	25
Net gain (loss) from foreign exchange transactions	5	36	13
	(105)	(55)	(20)
Income before taxes and minority interest	944	846	1,719
Income tax expense:
Current	151	141	290
Deferred	(35)	(49)	107
	116	92	397
Income before minority interest	828	754	1,322
Minority interest	(85)	(104)	(175)
Net income	$743	$650	$1,147
Basic earnings per common share	$1.06	$0.92	$1.78
Diluted earnings per common share	1.05	0.92	1.78
Weighted average common shares outstanding (in millions)	704	704	643
Diluted weighted average common shares outstanding (in millions)	706	708	643

OTHER INFORMATION
Total shipments of steel products including inter-company shipments (thousands of short tons)	15,597	13,642	10,379

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
In millions of US dollars	March 31, 2006	December 31, 2005	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities:
Net income	$743	$650	$1,147
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	287	259	163
Net accretion of purchased intangibles	(89)	(46)	-
Net foreign exchange loss (gain)	(3)	(11)	(5)
Deferred income tax	(35)	(49)	107
Income from equity method investment	(24)	(15)	(10)
Distribution from equity method investments	12	-	-
Loss (gain) on sale of property plant & equipment	2	(14)	-
Minority interest	85	104	175
Other non cash operating activities (net)	(29)	(47)	12
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(544)	236	(174)
Inventories	308	(361)	(315)
Prepaid expenses and other assets	(14)	(34)	(87)
Trade accounts payable	(104)	641	(79)
Accrued expenses and other liabilities	(211)	(260)	27
Deferred employee benefit costs	4	-	4
Net cash provided by operating activities	388	1,053	965
Investing activities:
Purchase of property, plant and equipment	(263)	(416)	(205)
Proceeds from sale of assets and investments including affiliates and joint ventures	4	15	-
Acquisition of net assets of subsidiaries, net of cash acquired	(32)	(4,891)	-
Investments in affiliates and joint ventures - net	1	15	-
Restricted cash	15	152	(445)
Other investing activities (net)	(3)	(3)	(8)
Net cash used in investing activities	(278)	(5,128)	(658)
Financing activities:
Proceeds from payable to banks	13	12	520
Proceeds from long-term debt	179	5,129	19
Payments of payable to banks	(20)	(10)	(508)
Payments of long-term debt	(165)	(657)	(116)

Purchase of treasury stock	1	-	-
Sale of treasury stock for stock option exercised	(2)	(3)	2
Dividends paid (includes $48 of dividend paid to minority shareholders during the first quarter 2006; $nil for fourth quarter 2005 and $150 for the first quarter 2005)	(136)	(143)	(426)
Other financing activities (net)	-	5	-
Net cash provided by (used in) financing activities	(130)	4,333	(509)
Net increase (decrease) in cash and cash equivalents	(20)	258	(202)
Effect of exchange rate changes on cash	36	(10)	(122)
Cash and cash equivalents:
At the beginning of the period	2,035	1,787	2,495
At the end of the period	$2,051	$2,035	$2,171

Mittal Steel Company N.V.
Appendix 1 – Quarter 1 2006
Reconciliation of US GAAP financials to IFRS

US GAAP to IFRS reconciliation

The Company considers Generally Accepted Accounting Principles in the United States of America (US GAAP) as its primary GAAP. The statutory financial statements of Mittal Steel are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. To provide an understanding on the differences between US GAAP and IFRS, the effect on consolidated shareholders’ equity and net income are described in the following table and notes:

	December 31, 2005	March 31, 2006
Shareholders’ equity as reported in accordance with US GAAP	$10,150	$10,876
Minority interest as reported in accordance with US GAAP	1,834	1,904
	11,984	12,780

Adjustments recorded to comply with IFRS
Employee benefits (see note 1)	1,322	1,333
Business combinations (see note 2)	3,562	3,483
Other (see note 3)	3	12
Tax effect on the above (see note 4)	(1,236)	(1,305)

Total increase	3,651	3,523

Total equity as reported in accordance with IFRS	$15,635	$16,303

	Period ended March 31, 2005	Period ended March 31, 2006
Net income as reported in accordance with US GAAP	$1,147	$743
Minority interest as reported in accordance with US GAAP	175	85
Total under US GAAP (including minority interest)	1,322	828

Adjustments recorded to comply with IFRS
Employee benefits (see note 1)	(5)	(10)
Business combinations (see note 2)	(62)	(152)
Other (see note 3)	(3)	30
Tax effect on the above (see note 4)	13	(4)

Total decrease	(57)	(136)

Net income as reported in accordance with IFRS	$1,265	$692

Notes to the reconciliation from US GAAP to IFRS

1)	Employee benefits

Under US GAAP past service cost is amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS only unvested rights remain unrecognized. Under US GAAP a company is required to recognize a minimum pension liability if certain conditions have been met. IFRS does not require such a minimum pension liability.

2)	Business combinations

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. Under IFRS negative goodwill is directly recognized in the income statement. Because the carrying amount of non current assets is higher under IFRS, the depreciation in the income statement increases proportionally.

Under IFRS, the requirements for including a restructuring provision in the liabilities assumed in a business combination are more stringent than under US GAAP. In 2006 additional purchase accounting liabilities were recorded, which do not qualify for IFRS. Also additional values were assigned to assets acquired and liabilities assumed, which were equal for IFRS and US GAAP. As the adjustment to assets acquired exceeded the adjustment to liabilities assumed, additional negative goodwill income was recognized to an amount of $51 million (net of tax). The difference is included in opening equity in accordance with IFRS 3. As a consequence, expenses recorded against the provision under US GAAP are expensed under IFRS. Compared to the balance sheet as of December 31, 2005, property, plant and equipment increased by $131 million and liabilities increased by $80 million.

3)	Other

Other adjustments relate mostly to measurement of inventory. Under IFRS inventory is measured on the basis of First In – First Out (FIFO). Under US GAAP the Company measures certain inventory on the basis of Last In – First Out (LIFO). This measurement is adjusted for IFRS.

4)	Deferred income tax

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference thus created is recorded, less a valuation allowance if applicable. Under IFRS, negative goodwill is directly recognized in the income statement with no tax asset recorded.

Mittal Steel Company N.V.

Appendix 2 – Quarter 1 2006

Shipments by country (Thousands of short tons)

	Three Months Ended
	March 31, 2006	December 31, 2005	March 31, 2005

Americas

United States of America	5,154	4,838	1,340

Mexico	937	799	1,060

Canada	466	371	393

Trinidad	193	194	217

TOTAL AMERICAS	6,750	6,202	3,010

Europe

West Europe (Germany and France)	970	753	968

Poland	1,321	1,252	1,433

Romania	1,251	1,210	1,362

Czech Republic	833	755	691

Ukraine	1,289	493	-

Others	176	143	149

TOTAL EUROPE	5,840	4,606	4,603

Asia and Africa

Kazakhstan	915	936	808

South Africa	1,761	1,675	1,738

Algeria	331	223	220

TOTAL ASIA AND AFRICA	3,007	2,834	2,766

MITTAL STEEL COMPANY N.V.	15,597	13,642	10,379

Amounts for total shipments of steel products (including inter-company shipments).

The above analysis includes results of Mittal Steel USA ISG Inc. (within Americas region) from April 15, 2005, and the results of Mittal Steel Kryviy Rih (within European region) from November 26, 2005.

Mittal Steel Company N.V.
Appendix 3- Quarter 1 2006
Key Financial and operational information

Amounts in millions US dollars unless otherwise stated	Americas	Europe	Asia & Africa	Elimination	Mittal Steel
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Financial Information

Sales	$4,148	$2,916	$1,884	$(518)	$8,430

Cost of sales (exclusive of depreciation)	3,597	2,333	1,472	(548)	6,854

Gross profit (before deducting depreciation)	551	583	412	30	1,576
Gross margin (as percentage of sales)	13.3%	20.0%	21.9%		18.7%

Depreciation	120	102	65	-	287
Selling, general and administrative expenses	92	158	62	(21)	291
Other Operating Expenses (Income)	(1)	(21)	3	-	(19)

Operating income	340	344	282	51	1,017
Operating margin (as percentage of sales)	8.2%	11.8%	15.0%		12.1%

EBITDA*	461	478	416	(14)	1,341
EBITDA margin ( as percentage of sales)	11.1%	16.4%	22.1%		15.9%

Capital expenditure	75	111	77	-	263

Operational Information

Liquid Steel Production ('000 MT)	7,005	6,005	2,751		15,761
Liquid Steel Production ('000 ST)	7,722	6,620	3,032		17,374

Shipments ('000 MT)	6,124	5,297	2,728		14,149
Shipments ('000 ST)	6,750	5,840	3,007		15,597

Employees ('000)	24	126	70		220

* EBITDA is income before tax and minority interest plus interest plus depreciation